		    Annual Statement of Compliance


March 27, 2003

Subject: C-BASS Mortgage Loan Asset Backed Certificates,
Series 1999-CB5

To Whom It May Concern:

The undersigned Officer of Litton Loan Servicing LP provides the Annual Statement as to Compliance as required by the Pooling and Servicing Agreement for the above referenced security and certifies that (i) a review of the activities of the Servicer during such preceding fiscal year (or such shorter period in the case of the first such report) and of performance under this Agreement has been made under my supervision, and (ii) to the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under this Agreement for 2002.



Litton Loan Servicing LP

/s/ Janice McClure
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Janice McClure
Senior Vice President
March 27, 2003